Exhibit 99.1

 For Immediate Release

RRSAT ANNOUNCES ORGANIZATIONAL CHANGES,
 AIMED TO SUPPORT GROWTH STRATEGY

Ohad Har-Lev appointed as President of RRsat America and Tzurit Golan joined as VP Human
Resources & Organizational Development; Shmulik Koren Named CFO

Airport City Business Park, Israel – April 4, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries today announced several changes to the company's operational leadership team, designed to support and accelerate growth. The changes include:

On April 1, 2013, Mr. Ohad Har-Lev was appointed president of the company’s U.S. subsidiary, RRsat America Global Communications Network Inc. Mr. Har-Lev most recently served as RRsat’s MSS Managing Director as well as Corporate General Counsel and Company Secretary. The appointment of Mr. Har-Lev, who has extensive experience as a leader in the communications technology field, reflects RRsat’s strong commitment to significantly expand its presence and activities in the US market. Mr. Har-Lev previously held senior positions as VP, Business Development and General Counsel of Kamor Ltd (TASE: KMOR); VP, General Counsel & Business Development fiber optics division of Gilat Satcom (TASE and AIM); and corporate counsel at Amdocs (NASDAQ: DOX).

RRsat also announced the appointment of Ms. Tzurit Golan as VP, Human Resources & Organizational Development. Ms. Golan has held executive HR positions in leading high-tech companies such as AudioCodes (NASDAQ: AUDC), where she served as Head of International HR, and VP HR at Orbit Technologies Ltd (TASE: ORBI).

In addition, RRsat has appointed Mr. Shmulik Koren as CFO as of May 1, 2013. Mr. Koren is an experienced executive leader who served as CFO and CEO of public companies. Prior to joining RRsat, Mr. Koren served as CFO and COO of Orbit Technologies Ltd. (TASE: ORBI) where over the last three years he was responsible for worldwide finance, facility, IT, legal, IR and operations departments. Prior to Orbit,  Between 2006 to 2009, Mr. Koren served as President and CEO of Better Online Solutions (B.O.S.) Ltd. (NASDAQ & TASE: BOSC). Previously, from 1999 to 2006, he served as CFO and a director of Visonic Group (London & TASE: "VSC.L" & "VSC.TA").  RRsat’s CEO, Mr. Avi Cohen, and Mr. Koren worked together at Orbit as CEO and CFO for more than three years. Mr. Itzik Zion, who has served as the company’s CFO since December 2011, will be leaving the company in May to pursue personal interests. Mr. Zion will work with Mr. Koren to facilitate a smooth transition.

"We are excited with the appointments of Ohad, Tzurit and Shmulik, three talented and experienced executives," said Avi Cohen, Chief Executive Officer of RRsat. "Each of these proven executives brings to the job outstanding industry knowledge as well as impressive leadership and professional abilities. Ohad’s new role and the addition of Tzurit and Shmulik, both of whom I had the pleasure of working closely together at Orbit, to the RRsat management team, are among the organizational changes we are implementing toward executing on our growth strategy in general. Specifically, our goal is to increase our North American business, and these appointments will facilitate our efforts to focus on target geographies, particularly the United States, create local leadership, expand our sales organization, and add local origination capabilities. These strategic initiatives will further improve our offerings and make us more attractive to major U.S. customers and support our increased focus on live sports and events, leveraging the SM2 acquisition. We are confident that they are the right people to help drive our successful journey going forward."

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to consummate the transaction in a timely manner, or at all, (ii) our ability to successfully integrate the acquired assets, (iii) the growth of our business in the United States and elsewhere,(iv) the growth of our OU business, (v), our ability to build a stronger local presence in the North American region (vi) our expectation to expand our client base and sell additional services to our existing client base, and (vii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com